AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
Ph: 604-682-3701 Fax: 604-682-3600
www.avino.com
ir@avino.com

February 17, 2005
TSX-V Trading symbol: ASM
U.S. symbol: ASGMF

NEWS RELEASE

Avino Silver & Gold Mines Ltd. announces that it has commenced trading on the Frankfurt Stock Exchange under WKN CA0539061030 and the Berlin-Bremen Stock Exchange under WKN 862191.

On Behalf of the Board;
“David Wolfin”
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.